NEWS RELEASE 07-25	June 5, 2007

FRONTEER’S AURORA COMMENCES COMPREHENSIVE C$26 MILLION URANIUM EXPLORATION AND DEVELOPMENT PROGRAM IN COASTAL LABRADOR

Fronteer Development Group Inc. ("Fronteer") (FRG -- TSX/AMEX) is pleased to report that Aurora Energy Resources Inc. ("Aurora") (TSX -- AXU), in which Fronteer holds a 46.8% interest, has announced the start of its comprehensive 2007 uranium exploration and development program. The drilling component of this program has commenced and is anticipated to continue until the end of November. It will be one of the largest single-project uranium exploration campaigns in the world, with a budget of C$21 million, with up to nine drill rigs completing 75,000 to 100,000 metres of drilling. Aurora has received all necessary drill permits for work to be carried out at Michelin, Jacques Lake and Melody Lake, and recently submitted permit applications for work on the Aurora Corridor and Inda Lake Trend.

Aurora has also allocated an additional C$5 million for environmental, engineering and metallurgical studies that will form the basis for an ongoing pre-feasibility study. The Company anticipates being ready to register the project with the Canadian Environmental Assessment Agency (CEAA) by the end of 2007, which will officially position the project in the permitting pipeline and launch the environmental assessment process. Since May of 2005, Aurora has increased its resource base from a historical 18 million pounds of U3O8 (“uranium”) to its current 96 million pounds of code-compliant uranium (see below for details), exclusively through drilling. This resource base is comprised of the Michelin and Jacques Lake deposits, which are collectively ranked as one of the largest primary uranium projects in the world.

Notably, both Michelin and Jacques Lake are still in their infancy in terms of potential resource size and both remain open for expansion in all directions. These deposits show uncomplicated metallurgy with high recoveries and are characterized by wide continuous near surface mineralization that is amenable to hard rock bulk tonnage mining techniques.

DRILLING PROGRAM

Through Aurora’s ongoing advanced exploration program, the company will focus on increasing the size of existing uranium deposits, as well as discovering new ones at its drill-ready targets. Aurora’s drilling program will focus primarily on four key areas: the Michelin and Jacques Lake deposits, the Aurora Corridor and the Inda Lake Trend.

Michelin and Jacques Lake Deposits

Michelin’s current resource base is 52.5 million pounds of measured and indicated uranium and 33.1 million pounds of inferred uranium based on a total of 353 drill holes. Jacques Lake, a new deposit, discovered by Aurora in 2005, has a resource base of 5.4 million pounds of indicated uranium and 5.0 million pounds of inferred uranium based on 51 drill holes. Approximately 50% of the drilling budget will be allocated to expanding these deposits and converting inferred resources into indicated resources.

Aurora Corridor

The Aurora corridor is a 12 kilometre long uranium-bearing tract of ground that ties together the Jacques Lakes Deposit with at least six other un-drilled uranium occurrences along a district-scale structure. Surface sampling and prospecting along this structure by Aurora yielded an average surface grade of 0.34% uranium with an individual high of 13.3% uranium, which was not included in the average.

Inda Lake Trend

The 15 kilometre long Inda Lake Trend consists of three known uranium deposits - Nash, Inda and Gear, which have a collective historical resource base of approximately 3.1 million pounds (according to the Mineral Occurrence Database of The Geological Survey of Newfoundland and Labrador.). Based on Aurora’s recent analysis, all of these deposits are open for expansion, and have the potential for continuity both along strike and at depth.

Significantly, uranium grades along this trend are, on average, higher than those encountered at Michelin and Jacques Lake at comparable depths. Drilling in 2006 by Aurora intersected grades as high as 2.19% U3O8 over 3.62 metres at the Inda deposit. In 2007, drill testing will follow up on the successes of the 2006 program and will focus on building a series of larger code-compliant deposits.

AURORA’S DEVELOPMENT TEAM

Over the past 12 months, Aurora has built an integrated owner’s team specializing in infrastructure, mining, processing, environment/permitting, health and safety, community and public relations and uranium sales/marketing. With world-class technical experience, a track record of successful mine construction and operation, and a commitment to responsible development, Aurora’s team is fully engaged and committed to advancing its development plan and programs. Details of Aurora’s development team are as follows:

  Jim Lincoln, M.Sc. – VP, Operations. Jim has over 30 years of experience in the mining industry, with extensive experience in mine development and production, and has held technical and managerial positions with Boliden Canada, Cominco, Pegasus Gold, Dayton Mining and Mt. Isa Mines. Jimhas been involved in major mining and development projects worldwide including Red Dog, Alaska; Magmont West Zinc/Lead Mine, Missouri; Diamond Hill Gold Mine, Montana; Andacollo Gold Mine, Chile; Sarsfield Gold Mine, Queensland; Pueblo Viejo, Dominican Republic and the CSH 217 Gold Project in Inner Mongolia, China.

  John Roberts, M.Eng, P.Eng. – VP, Environment. John will lead Aurora's environmental programs and initiatives as well as oversee the regulatory process as Aurora advances its Michelin and Jacques Lake deposits. He has spent approximately 14 years at both Noranda and Nexfor (formerly Noranda Forest) where he was Vice President, Environment, responsible for environmental policies and the development of environmental, health and safety management systems. Recently, John was the the Director of Environment and Energy at the Conference Board of Canada, where he was responsible for directing research into public policy as it related to regulatory impact analysis, adaptation to climate change, water governance and infrastructure and an energy framework for Canada.

  Don Falconer, MES – VP, Corporate Development. Don was Vice President, Marketing & Investor Relations of sxr Uranium One Inc., a position he held since the creation of the company until June 2006. Don was previously Vice President of Corporate Development at Southern Cross Resources Inc. from its inception in 1997. Prior to joining Southern Cross, Don spent 20 years in the utility business at Ontario Hydro, working in various positions at the corporate and business unit levels and from 1992 to 1997, in the nuclear division as a member of the executive team.

  John Goode, P.Eng – Consulting Metallurgist. John is a world-renowned metallurgist who has over 35 years of mineral and uranium processing experience. Originally involved in the 1970s feasibility study on the Michelin deposit, John has extensive experience in uranium plant design and operations and worked on numerous uranium projects in Canada and worldwide.

  Sashi Davies, B.Sc. (Hons), MBA – Manager of Marketing and Sales. Sashi has more than 20 years of international experience in the utility industry. Sashi brings extensive knowledge of uranium marketing, strategy, and sales, and currently runs S D Energy Associates Limited, a nuclear fuel market consultancy and brokerage firm.

  Mark Tessier, P.Eng. – General Manager, Mining Projects. Mark has over 25 years of experience in specialized mine design and operations, including seven years of experience at Goldcorp’s Red Lake mine and 10 years of uranium mining experience at Elliot Lake.

  Tanya Yang, M.Eng, P.Eng. – Senior Project Engineer. Tanya is a senior mechanical engineer with 20 years experience in mining and power projects. She has extensive experience in slurry, tailings pumping and dewatering, equipment and piping design for mining process, water treatment and paste backfill plants. Tanya was a lead mechanical engineer with AMEC on mining projects before she joined Aurora. Her recently completed projects include Agua Rica, Argentina; Jacobina, Brazil; Pebble, Alaska; and Snap Lake, Northwest Territories.

  Sally Howson – Manager, Environment and Community Relations. Sally has over 25 years experience in the mineral exploration business. She has managed the development and implementation of environmental baseline and community consultation programs required to complete Federal and Provincial Environmental Assessments and licensing for mining projects.

  Andrea Marshall – Manager, Public & Government Relations. Andrea has 20 years experience in the government relations and public affairs field managing community and media relations with major resource development projects throughout Newfoundland and Labrador.

ABOUT FRONTEER

Fronteer is an exploration and development company with a track record of making new big discoveries. Fronteer will have exposure to approximately C$42 million in exploration/development expenditures and 130,000 metres of drilling throughout 2007. Fronteer has approximately $103 million in cash, no debt, and holds approximately a 46.8% interest in Aurora Energy Resources (AXU - TSX).

For further information on Fronteer visit www.fronteergroup.com or contact:

Camon Mak, Investor Relations

Jessica Delaney, Media Relations

PH) 604-632-4677 or Toll Free 1-877-632-4677

info@fronteergroup.com

Ian Cunningham-Dunlop, P. Eng, Vice President - Exploration for Aurora, is the designated Qualified Person for Aurora on the Central Labrador Uranium Project.

In addition to the Michelin Uranium Deposit, the portfolio of Aurora Energy Resources Inc. also contains four other occurrences known as Gear, Nash, Inda and Rainbow. The historical estimates for these occurrences are documented in the Mineral Occurrence Data System (MODS), a website sponsored by the Geological Survey of Newfoundland and Labrador, and are stated to be based upon reports and references dated between 1967 and 1984 (none of which are available to the Corporation). Accordingly, these estimates are historical in nature and do not meet the definition of Mineral Resources as contained in National Instrument 43-101 of the Canadian Securities Administrators. Furthermore, neither the Corporation nor the Qualified Person have reviewed any of the reports or exploration results underlying such estimates and accordingly, such estimates (and any assumptions underlying such estimates) have not been independently verified. As a result, there can be no assurance that such historic estimates are reliable, or that such estimates are indicative of any mineralization which would meet the criteria of Mineral Resources as defined in accordance with National Instrument 43-101. Consequently, no reliance should not be placed upon these historical estimates. However, the Corporation believes that these historical estimates may be indicative of the potential for mineralization on these properties.

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, future plans for resource estimation and exploration involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of uranium, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled "Risk Factors" in Fronteer’s Annual Information form and Fronteer’s latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.